Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

November 12, 2020

Maryse Mills-Apenteng
U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Rodgers Silicon Valley Acquisition Corp

Draft Registration Statement on Form S-1

Submitted October 14, 2020

CIK No. 0001828318

Dear Ms. Mills-Apenteng:

On behalf of our client, Rodgers Silicon Valley Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 10, 2020 (the “Staff’s Letter”) regarding the Company’s Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Maryse Mills-Apenteng
November 12, 2020

Draft Registration Statement on Form S-1 Submitted October 14, 2020

Financial Statements

Note 8-Subsequent Events, Page F-13

1.	We note that your auditors completed field work and issued their report on your financial statements on October 14, 2020. We further note that footnote 8 to your financial statements is incomplete as to the date your financial statements were available to be issued. Please clarify for us how your auditors were able to issue their report if it remains unknown when your financial statements will be available to be issued.

Response: Note 8-Subsequent Events on page Page F-13 of the Amended Registration Statement has been revised in accordance with the Staff’s comments.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner